

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Doug Gulling
Chief Financial Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

      Re: **West Bancorporation, Inc.**
               Form 10-K for the period ended December 31, 2012
               Filed March 6, 2013
               Form 10-Q for the period ended June 30, 2013
               Filed July 26, 2013
               File No. 000-49677

Dear Mr. Gulling:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Amit Pande

                             Amit Pande
                             Accounting Branch Chief